Thomas J. Poletti Manatt, Phelps & Phillips, LLP Direct Dial: (714) 371-2501 E-mail: TPoletti@manatt.com

June 7, 2016	Client-Matter: 48203-030

VIA EDGAR

Ms. Maryse Mills-Apenteng

Special Counsel

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Amendment No. 4 to Registration Statement on Form S-1 Filed June 7, 2016 File No. 333-207938

Dear Ms. Mills-Apenteng

On behalf of our client, Monster Digital, Inc., a Delaware corporation (the “Company”), we hereby file Amendment No. 4 to the Company’s above-referenced Registration Statement on Form S-1 (the “Registration Statement”), as filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 10, 2015.

Please direct any questions with respect to this filing to the undersigned at Manatt, Phelps & Phillips LLP, 695 Town Center Drive, 14th Floor, Costa Mesa, California 92626, phone (714) 371-2500 or email TPoletti@manatt.com.

Very truly yours,
Manatt, Phelps & Phillips, LLP
/s/ Thomas J. Poletti
Thomas J. Poletti

Enclosure

cc:	David H. Clarke, Chief Executive Officer

David Olert, Vice President, Finance and Chief Financial Officer

Ralph DeMartino, Schiff Hardin, LLP

695 Town Center Drive, 14th Floor, Costa Mesa, California 92626-1924 Telephone: 714.371.2500 Fax: 714.371.2550

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